

05044478



SEC MAIL PROCESSING SECTION
RECEIVED
NOV 07 2005
WASH, D.C.
213

BP 11/17

C M 11/21

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SEC FILE NUMBER
8-52234

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

August 31

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/04 (MM/DD/YY) AND ENDING 08/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Internet Capital Markets Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 Quai Des Commerce
(No. and Street)

1000 Brussels, Belgium
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc M. Drimer — 32-2-2180370
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adelman Katz & Mond LLP
(Name — if individual, state last, first, middle name)

230 West 41st Street, 15th Floor	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 22 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond ...

RB

OATH OR AFFIRMATION

I, Marc M. Drimer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Internet Capital Markets Corp., as of August 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public


KARLA REDONDO
MY COMMISSION # DD 227872
EXPIRES: July 1, 2007
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3..
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Resefve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNET CAPITAL MARKETS CORP.

FINANCIAL STATEMENTS
AND
ACCOMPANYING INDEPENDENT AUDITORS' REPORT

AUGUST 31, 2005

CONTENTS

Page

INDEPENDENT AUDITORS' REPORT 1

REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SEC RULE 17a-5 2-3

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION 4

STATEMENT OF OPERATIONS 5

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY 6

STATEMENT OF CASH FLOWS 7

NOTES TO FINANCIAL STATEMENTS 8

SUPPLEMENTAL INFORMATION

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION 9-10



ADELMAN KATZ & MOND LLP
ACCOUNTANTS AND CONSULTANTS

230 W. 41ST STREET
15TH FLOOR
NEW YORK NY 10036
TEL: 212.382.0404
FAX: 212.382.2686
www.akmcpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Internet Capital Markets Corp.

We have audited the accompanying statement of financial condition of Internet Capital Markets Corp. as of August 31, 2005, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, in accordance with standards established by the American Institute of Certified Public Accountants. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Internet Capital Markets Corp. as of August 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Adelman Katz + Mond LLP

New York, N.Y.
October 21, 2005



ADELMAN KATZ & MOND LLP
ACCOUNTANTS AND CONSULTANTS

230 W. 41ST STREET
15TH FLOOR
NEW YORK NY 10036
TEL: 212.382.0404
FAX: 212.382.2686
www.akmcpa.com

REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Internet Capital Markets Corp.

In planning and performing the audit of the financial statements of Internet Capital Markets Corp. for the year ended August 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) as followed by Internet Capital Markets Corp. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Adelman Katz + Mond LLP

New York, N.Y.
October 21, 2005

INTERNET CAPITAL MARKETS CORP.

STATEMENT OF FINANCIAL CONDITION
(See Independent Auditors' Report)

AUGUST 31, 2005

ASSETS

CURRENT ASSETS	
Cash	$ 43,475
Deposits with clearing organization	10,166
Receivable from clearing organization	240
Receivable from non-customers (Note 4)	22,089
Total Current Assets	75,970
SECURITIES OWNED - at cost	1,295
	$ 77,265

LIABILITIES AND STOCKHOLDERS' EQUITY

ACCOUNTS PAYABLE	$ 9,000
STOCKHOLDERS' EQUITY	
Capital stock, without par value; 200 shares authorized, issued and outstanding	105,000
Accumulated deficit	(36,735)
Total Stockholders' Equity	68,265
	$ 77,265

See notes to financial statements.

INTERNET CAPITAL MARKETS CORP.

STATEMENT OF OPERATIONS
(See Independent Auditors' Report)

YEAR ENDED AUGUST 31, 2005

REVENUES	
Commission income	$104,234
Interest and currency exchange income	258
Total Revenues	104,492
EXPENSES	
Taxes	1,726
Professional fees	23,181
Office expenses	2,826
Other operating expenses	12,031
Commission and clearing expenses	72,628
Total Expenses	112,392
NET LOSS	($ 7,900)

See notes to financial statements.

INTERNET CAPITAL MARKETS CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(See Independent Auditors' Report)

YEAR ENDED AUGUST 31, 2005

	Capital Stock Without Par Value	Accumulated Deficit
BALANCES - September 1, 2004	$ 50,000	($28,835)
CONTRIBUTIONS	55,000	-0-
NET LOSS	-0-	(7,900)
BALANCES - August 31, 2005	$105,000	($36,735)

See notes to financial statements.

INTERNET CAPITAL MARKETS CORP.

STATEMENT OF CASH FLOWS
(See Independent Auditors' Report)

YEAR ENDED AUGUST 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	($ 7,900)
Changes in assets and liabilities:	
Accounts payable	6,711
Receivable from cleaning organization	957
Deposits with cleaning house	(107)
Receivable from non-customers	(22,089)
Securities owned	5
Total Adjustment to Net Loss	(14,523)
NET CASH USED IN OPERATING ACTIVITIES	(22,423)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions of capital	55,000
NET INCREASE IN CASH	32,577
CASH- beginning of year	10,898
CASH- end of year	$43,475

See notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Internet Capital Markets Corp. was incorporated in the State of New York on September 23, 1998 for the purpose of investment banking and as a consulting group.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, income and expenses and disclosure of contingencies. Future events could alter such estimates in the near term.

Change of reporting period

In September, the Company was approved by NASD to change it's accounting period from a calendar year end to a fiscal year ending August 31.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital in the amount of $5,000. As of August 31, 2005, the Company has net capital of $43,981, which is $38,981 in excess of the minimum requirement.

3. INCOME TAXES

For the year ended August 31, 2005, the Company incurred net operating losses and, accordingly, no provision for income taxes has been recorded. In addition, no benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets. At August 31, 2005, the Company had approximately $34,000 of Federal and State net operating losses. The net operating loss carryforwards, if not utilized, will begin to expire in 2018 for Federal purposes.

4. RECEIVABLE FROM NON-CUSTOMERS

The Company advanced a former employee $22,089 in the course of business. This amount is non-interest bearing and is due on demand. As of this date, no money was collected.

INTERNET CAPITAL MARKETS CORP.

SUPPLEMENTAL INFORMATION
(See Independent Auditors' Report)

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AUGUST 31, 2005

STOCKHOLDERS' EQUITY	$68,265
DEDUCTIONS AND/OR CHANGES	
Non-allowable assets	(23,384)
Net Capital Before Haircuts on Securities Positions	44,881
HAIRCUTS	-0-
NET CAPITAL	$44,881
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 9,000

INTERNET CAPITAL MARKETS CORP.

SUPPLEMENTAL INFORMATION (continued)
(See Independent Auditors' Report)

SCHEDULE 1 (continued)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AUGUST 31, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Minimum dollar requirement	$ 5,000
Excess net capital	$39,881
Excess net capital at 1000% (net capital - 10% of AI)	$43,981

RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital, as reported in Company's Part II (Unaudited FOCUS Report)	$43,981
NET CAPITAL - per above	$43,981